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                              October 5, 2023

       Gary Seaton
       Chairman and CEO
       Australian Oilseeds Holdings Limited
       126-142 Cowcumbla Street, Cootamundra
       Site 2: 52 Fuller Drive Cootamundra
       PO Box 263 Cootamundra, Australia 2590

                                                        Re: Australian Oilseeds
Holdings Limited
                                                            Registration
Statement on Form F-4
                                                            Filed September 18,
2023
                                                            File No. 333-274552

       Dear Gary Seaton:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-4 filed September 18, 2023

       Background of the Business Combination, page 111

   1. Please revise to disclose any discussions about the need to obtain additional financing for the combined company in
connection with the Business Combination transaction or
                                                        shortly thereafter,
including the ELOC. Please discuss negotiations related to size of the
                                                        ELOC.
   2. Please elaborate on the negotiations related to the PIPE, including the amount of the
                                                        PIPE.
       Index to Consolidated Financial Statements
       Australian Oilseeds Investments Pty Ltd, page F-1

   3. Please provide updated annual audited financial statements and related disclosures as required by Item 14 of
Form F-4.
 Gary Seaton
FirstName   LastNameGary  Seaton
Australian Oilseeds Holdings Limited
Comapany
October     NameAustralian Oilseeds Holdings Limited
         5, 2023
October
Page 2 5, 2023 Page 2
FirstName LastName
Exhibits

4. We note you have filed the forms of the opinions as exhibit 5.1, 5.2 and 8.1. Please file the executed and dated opinions with your next amendment.
General

5. Please revise your Form F-4 to provide risk factor disclosure regarding the Investment
         Company Act of 1940 and Nasdaq listing risks consistent with the disclosure in the proxy statement filed by EDOC Acquisition Corp. on October 3, 2023.
6.       In your next amendment please include missing Annexes B-D.
7. Please revise your Background of the Business Combination section to disclose any discussions about the need to obtain additional financing for the combined company in connection with the Business Combination transaction or shortly thereafter, including the
         ELOC. Please also revise your disclosure here to include all material terms of the ELOC, including any termination provisions for the investor. Please file the ELOC as an exhibit to your registration statement.
8. Please revise your prospectus summary to describe the agreement, including the commitment fee payable to the investor in the form of commitment shares and any other material terms, and update your estimated ownership percentages upon completion of the business combination throughout your filing to account for the estimated commitment shares. Finally, please include a separate, specific risk factor to address the potential dilutive effect of your equity line agreement with the investor.
9. Please revise the tables on page 29 to reflect the ownership interest of the EDOC Public
         Shareholders and others as result of the potential sources of dilution.
10. As previously requested in prior comment 6, please revise to disclose the scope of your exclusive forum provision in your Amended and Restated Memorandum of Association and include any appropriate risk factor disclosure. In this regard. it appears that the new disclosure on page 80 is related to an exclusive forum provision in the warrant agreement rather than the exclusive forum provision in your Amended and Restated Memorandum of
         Association.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Charles Eastman at 202-551-3794 or Anne McConnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please
 Gary Seaton
Australian Oilseeds Holdings Limited
October 5, 2023
Page 3

contact Thomas Jones at 202-551-3602 or Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                        Sincerely,
FirstName LastNameGary Seaton
                                                        Division of Corporation
Finance
Comapany NameAustralian Oilseeds Holdings Limited
                                                        Office of Manufacturing
October 5, 2023 Page 3
cc:       Barry I. Grossman, Esq.
FirstName LastName